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Time For a New Board and Vision

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Case For Change



We believe it is time to reverse the trajectory of underperformance, strategic missteps and poor governance at HC2. Our nominees bring the diverse expertise, skillsets, leadership experience and independent perspectives needed to effect meaningful change in HC2's boardroom and unlock value for shareholders.

Our analysis has led us to uncover a number of issues that seem irreconcilable under the incumbent Board, including:

(1.) Dismal Long-Term Performance: Since Mr. Falcone took control of HC2 six years ago, there has been a steady erosion of stockholder value. Our view is that HC2 has delivered exceptionally poor total stockholder returns ("TSR") over one-year (-33.43%), three-year (-65.56%), five-year (-71.97%) and six-year (-35.14%) horizons.[1] We find that the picture only gets bleaker when evaluating performance on a relative basis:

- **1-year TSR:** -33.43% vs. S&P 500 return of 29.68%, Russell 3000 return of 28.72%, and 2019 proxy peer group[2] average return of 12.57%.
- **3-year TSR:** -65.56% vs. S&P 500 return of 53.16%, Russell 3000 return of 50.34%, and 2019 proxy peer group average return of 13.77%
- **.5-year TSR:** -71.97% vs. S&P 500 return of 80.79%, Russell 3000 return of 77.09%, and 2019 proxy peer group average return of 31.29%.
- **6-year TSR:** -35.14% vs. S&P 500 return of 101.82%, Russell 3000 return of 95.92%, and 2019 proxy peer group average return of 32.51%.

(2.) A Haphazard Corporate Strategy: Despite marketing itself as a diversified holding company that invests strategically and opportunistically across industries, we feel that HC2 and Mr. Falcone have consistently failed to demonstrate to stockholders that they possess the abilities, competence, and expertise to acquire and manage controlling stakes in companies operating across seven distinct sectors. Perhaps this explains why Mr. Falcone recently defended

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Our Nominees





George R. Brokaw, 52, has served as a private investor through several private and public investment vehicles. Previously, Mr. Brokaw served as Managing Director of the Highbridge Growth Equity Fund at Highbridge Principal Strategies, LLC ("Highbridge"). Prior to joining Highbridge, Mr. Brokaw was a Managing Director and Head of Private Equity at Perry Capital, LLC ("Perry"). Prior to joining Perry, Mr. Brokaw was Managing Director (Mergers & Acquisitions) of Lazard Frères & Co. LLC ("Lazard"). Mr. Brokaw currently serves on the board of directors of DISH Network Corporation (NASDAQ: DISH), Alico, Inc. and Consolidated Tomoka Inc. Mr. Brokaw previously served on several public company boards of directors including Modern Media Acquisition Corp, North American Energy Partners, Inc. and Terrapin 3 Acquisition Corporation. Mr. Brokaw received a BA from Yale University and a JD and MBA from the University of Virginia, and is a member of the New York Bar.

> We believe that Mr. Brokaw's extensive investing, legal and governance experience would make him a beneficial addition to the Board.



Kenneth S. Courtis, 64, is a financial executive with over 30 years of investment banking and board experience. Since January 2009, Mr. Courtis has served as the Chairman of Starfort Investment Holdings. Previously, he served as Vice Chairman and Managing Director of Goldman Sachs, and Chief Economist and Investment Strategist of Deutsche Bank Asia. He received an undergraduate degree from Glendon College in Toronto and an MA in international relations

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News & Resources



IMPORTANT MATERIALS

Read MG Capital's Definitive Consent Statement | April 3, 2020

MG Capital Questions HC2's Appointment of Long-Time Falcone Insider as Chairman | BusinessWire | April 2, 2020

MG Capital Sends Letter to HC2's Recently-Appointed Lead Director | BusinessWire | March 30, 2020

MG Capital Launches Consent Solicitation to Overhaul the Board of Directors of HC2 Holdings | BusinessWire | March 13, 2020

MG Capital Nominates Full Slate of Candidates for Election to HC2's Board of Directors | BusinessWire | February 18, 2020

RECENT NEWS COVERAGE

Activist investor makes new push for HC2 board to remove chief Falcone: letter | Reuters | March 30, 2020

Activist MG Capital calls for HC2 to investigate insurance deal | Reuters | March 3, 2020

MG Capital urges investigation by HC2 audit committee | Activist Insight | March 3, 2020

Activist investor seeks probe of HC2's long-term care deal with Humana | S&P Global | March 3, 2020

MG Capital Seeks to Oust Philip Falcone From HC2's Board | Bloomberg | February 18, 2020

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Contact Us



For Investors:

Saratoga Proxy Consulting

John Ferguson / Joe Mills, 212-257-1311

jferguson@saratogaproxy.com / jmills@saratogaproxy.com

For Media:

Profile

Greg Marose / Charlotte Kiaie, 347-343-2999

gmarose@profileadvisors.com / ckiaie@profileadvisors.com

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How to Consent



THE CONSENT DEADLINE IS
THURSDAY, MAY 7, 2020
PLEASE VOTE THE GREEN CONSENT CARD TODAY

THERE IS NO INTERNET VOTING

Enclosed with your Consent materials, you will find a **GREEN** consent card or consent instruction form.

Please make certain to retrieve your consent form from the package you received and sign, date and promptly mail it back in the pre-paid return envelope included.

DISPLACED DUE TO COVID?

If you want to Consent and your materials are mailed to an address where you're not currently located, such as your office or primary residence, you can still easily consent.

1. Please call your broker representative and indicate you would like to consent to the proposals. Your broker representative may need to contact their proxy or corporate actions department.

2. Please call Saratoga Proxy Consulting at (212) 257-1311 or (888) 368-0379 or email us at info@saratogaproxy.com

We will immediately assist you or your broker.

If you have any questions or need assistance on how to consent your shares, please contact:

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Disclaimer

MG Capital Management, Ltd. (together with Percy Rockdale LLC, the nominating stockholder, and its affiliates, "MG Capital" or "we") is a significant stockholder of HC2 Holdings, Inc. (NYSE: HCHC) ("HC2" or the "Company"), which collectively with the other participants in its solicitation beneficially owns more than 5% of the Company's outstanding shares. The views expressed on this website represent the opinions of MG Capital and are based on publicly available information with respect to the Company. MG Capital recognizes that there may be confidential information in the possession of the Company that could lead it or others to disagree with MG Capital's conclusions. MG Capital reserves the right to change any of its opinions expressed herein at any time as it deems appropriate and disclaims any obligation to notify the market or any other party of any such changes. MG Capital disclaims any obligation to update the information or opinions contained on this website.

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